SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2008

Commission File Number: 000-21742

Acergy S.A.

(Translation of registrant’s name into English)

200 Hammersmith Road
London, W6 7DL
England

(Address of principal executive offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __

 Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______

Attached herewith as Exhibit 99.1 is a press release, dated October 8, 2008 whereby Acergy S.A. (“Acergy”) announced unaudited results for the third quarter which ended on August 31, 2008.

Highlights

•	Net operating revenue from continuing operations increased 6% to $753 million (Q3 2007: $709 million)

•	Gross profit increased 25% to $204 million (Q3 2007: $163 million)

•	Net income from continuing operations increased 47% to $113 million (Q3 2007: $77 million)

•	Backlog was $3.3 billion (Q3 2007: $2.7 billion)

•	Acergy Polaris commenced dry-dock programme, as planned

•	Post quarter end, Acergy Piper successfully completed her scope of work on the Mexilhao Trunkline Project

Financial Summary

	Three Months Ended		Nine Months Ended

In $ millions	Aug.31.08	Aug.31.07	Aug.31.08	Aug.31.07

	Unaudited	Unaudited	Unaudited	Unaudited
Net operating revenue	753.3	709.2	2,131.6	1,909.0
Gross profit	203.7	162.6	477.2	382.9
Net operating income	152.6	116.5	332.0	249.1
Net income before income taxes	161.6	117.1	331.2	257.8
Income tax provision	(48.7)	(40.3)	(115.4)	(98.9)
Net income from continuing operations	112.9	76.8	215.8	158.9
Net income from discontinued operations	—	—	—	4.9
Net income – Total Group	112.9	76.8	215.8	163.8
Per share data (Diluted)

Earnings per share - continuing operations	$0.58	$0.38	$1.14	$0.80
Earnings per share - discontinued operations	—	—	—	$0.02
Net earnings per share	$0.58	$0.38	$1.14	$0.82
Weighted-average number of common shares outstanding (millions)	205.5	212.1	208.1	192.9

Operating Review

Acergy Africa and Mediterranean – As expected, net operating revenue decreased to $233.4 million (Q3 2007: $336.0 million) due to unusually high levels of planned dry-docks on Acergy Polaris, Acergy Legend and Acergy Hawk. Good progress was made on major projects, including Saxi Batuque, EPC2B and Block 15.  As a result of the high level of dry-docking activity net operating income decreased to $20.7 million (Q3 2007: $55.9 million) due to significantly lower activity levels of projects in offshore installation.

Acergy Northern Europe and Canada – Net operating revenue was $278.7 million (Q3 2007: $280.7 million) reflecting high levels of SURF, IMR and survey activity, despite the absence of trunkline revenue in the region during the quarter.  Net operating income increased to $100.1 million (Q3 2007: $59.6 million) driven by strong project performance on all regional projects, including significant progress on Marathon Volund, Sage Hot Tap and Tyrihans subsea installation.  There was near full vessel utilisation in the quarter and contribution from Acergy Piper operating in Brazil.

Acergy North America and Mexico – Net operating revenue was $1.2 million (Q3 2007: $1.4 million) with net operating income of $0.3 million (Q3 2007: net loss of $3.1 million) due to the contribution from Frade, the cross-regional project, which progressed on schedule.

Acergy South America – Net operating revenue increased to $191.2 million (Q3 2007: $63.3 million) driven by good revenue contributions from SURF projects and the Mexilhao Trunkline Project.  Petrobras obtained a restricted environmental permit on Mexilhao in early August allowing the Acergy Piper to complete her scope of the offshore installation work.  Resolution of the claim pertaining to the permit related delays is progressing satisfactorily with Petrobras, as is negotiation on risk reduction associated with the remaining scope of the project.  The three ships on long-term service agreements to Petrobras achieved full utilisation outside of planned dry-docks.  Net operating income was $3.2 million (Q3 2007: net operating loss of $0.9 million).

Acergy Asia and Middle East – Net operating revenue increased to $48.4 million (Q3 2007: $27.9 million) following the completion of the Liu Hua project and good progress on other projects, including Van Gogh and Pluto.  Net operating income of $6.8 million (Q3 2007: net operating loss $11.6 million) reflected good project performance and successful project close-outs.  The Sapura 3000 performed well and completed the first offshore phase of the Kikeh Project.

Non-consolidated Joint Ventures

The third quarter contribution from non consolidated joint ventures was $12.8 million (Q3 2007: $10.5 million).  Good contributions from NKT Flexibles and Seaway Heavy Lifting were partly offset by a loss from the SapuraAcergy joint venture.  During the quarter, the SapuraAcergy joint venture was awarded its first contract in India, for completion in fiscal year 2009.

Asset Development

Skandi Acergy joined the fleet during the quarter and commenced work for StatoilHydro.  Acergy Merlin is expected to join the fleet during the first half of 2009.

In 2008, the Acergy Piper will generate approximately $300 million revenue on the Mexilhao Trunkline Project.  Following completion of the Acergy Piper scope of this project, and given limited near term visibility on the trunkline market, consideration is being given to a number of options, including the stacking of the barge in 2009 to reduce its costs.

Financial Review

Net operating revenue from continuing operations for the third quarter of 2008 increased 6% to $753 million (Q3 2007: $709 million) due to strong SURF and IMR activity levels in the North and Norwegian Seas, significantly higher activity levels in Brazil and Asia Pacific, offset by somewhat lower activity levels in West Africa, driven by planned dry-dock scheduling.

Gross profit increased 25% to $204 million (Q3 2007: $163 million) as the volume and quality of project execution during the quarter continued to improve.

Acergy’s share of net income from non-consolidated joint ventures increased 18% to $13 million (Q3 2007: $11 million), with good contributions from NKT Flexibles and Seaway Heavy Lifting, offset by the SapuraAcergy joint venture.

Selling, general and administrative expenses were $64 million (Q3 2007: $56 million) reflecting the impacts of higher tendering costs and the weakened US dollar.

Net operating income from continuing operations for the third quarter was $153 million (Q3 2007: $117 million).  This 31% increase was due to strong project performance and a good contribution from the non consolidated joint ventures.

The income tax provision for the quarter was $49 million (Q3: 2007: $40 million), reflecting an effective rate of 30%.

Net income from continuing operations increased 47% to $113 million (Q3 2007: $77 million).

The cash and cash equivalents position at the quarter end was $439 million (May 31, 2008: $430 million). Total advance revenues from clients, at the quarter end stood at $327 million (Q3 2007: $202 million).

At quarter end, Acergy S.A. held directly 11,508,007 treasury shares representing 5.90% of the total number of issued shares, as well as indirectly holding 879,121 treasury shares, representing 0.45% of the total number of issued shares.

Current Trading

Backlog as at August 31, 2008 was approximately $3.3 billion, of which $0.7 billion is expected to be executed in the remainder of fiscal year 2008.

In $ millions as at:	Aug.31.08	May.31.08	Aug.31.07

Backlog	3,281	3,649	2,745
Pre-Backlog (1)	176	241	335

(1)	Pre-backlog reflects the stated value of letters of intent and the expected value of escalations on frame agreements

Outlook

The macro drivers for our business are global growth in demand for energy and the needs of our clients to access reserves often in more challenging environments.  We have somewhat less visibility on next years’ vessel activity than at the same point a year ago.  However, the medium and long-term fundamentals for our business remain robust which, coupled with our solid backlog and strong balance sheet, positions Acergy well to capitalise on the anticipated market growth.

ACERGY S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In $ millions, except share and per share data)

	Three Months Ended		Nine Months Ended

	August 31, 2008	August 31, 2007	August 31, 2008	August 31, 2007

	Unaudited	Unaudited	Unaudited	Unaudited
Net operating revenue from continuing operations	753.3	709.2	2,131.6	1,909.0
Operating expenses	(549.6)	(546.6)	(1,654.4)	(1,526.1)

Gross profit	203.7	162.6	477.2	382.9
Selling, general and administrative expenses	(63.9)	(56.4)	(185.5)	(160.6)
Other operating income/(loss), net	—	(0.2)	3.3	0.3
Share of net income of non-consolidated joint ventures	12.8	10.5	37.0	26.5

Net operating income from continuing operations	152.6	116.5	332.0	249.1
Investment income	5.0	6.4	13.6	23.1
Other gains and losses	13.9	1.9	9.9	7.9
Finance costs	(9.9)	(7.7)	(24.3)	(22.3)

Net income before taxes from continuing operations	161.6	117.1	331.2	257.8
Income tax provision	(48.7)	(40.3)	(115.4)	(98.9)

Net income from continuing operations	112.9	76.8	215.8	158.9
Income from discontinued operations	—	—	—	4.9

Net income for the Period:	112.9	76.8	215.8	163.8

Attributable to:
Equity Holders	112.3	74.0	216.1	160.0
Minority Interests	0.6	2.8	(0.3)	3.8

Net income	112.9	76.8	215.8	163.8

PER SHARE DATA
Net earnings per Common Share and Common Share equivalent
Basic
Continuing operations	0.62	0.39	1.17	0.83
Discontinued operations	—	—	—	0.02

Net earnings	0.62	0.39	1.17	0.85

Diluted
Continuing operations	0.58	0.38	1.14	0.80
Discontinued operations	—	—	—	0.02

Net earnings	0.58	0.38	1.14	0.82

Weighted average number of Common Shares and Common Share equivalents outstanding
Basic	182.5	187.8	184.6	188.6
Diluted	205.5	212.1	208.1	192.9
SELECTED INFORMATION - CONTINUING OPERATIONS
Cash outflows for capital expenditures	76.8	67.7	192.7	205.4
Depreciation and amortisation	29.8	24.1	85.8	67.4
Impairment	—	—	—	0.2

ACERGY S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In $ millions)

	As at August 31, 2008	As at November 30, 2007	As at August 31, 2007

	Unaudited	Audited(1)	Unaudited
ASSETS
Non-current assets
Intangible assets	3.7	3.7	3.9
Property, plant and equipment	918.2	814.2	788.7
Interest in associates	152.1	106.4	102.4
Loans and receivables	52.4	40.9	25.5
Deferred income tax assets	57.7	59.9	43.4

Total non-current assets	1,184.1	1,025.1	963.9
Current assets
Inventories	40.0	29.2	34.9
Trade and other receivables(2)	514.7	506.4	424.2
Other accrued income and prepaid expenses	339.7	273.4	268.9
Restricted cash balances	14.9	8.9	37.2
Assets held for sale	1.1	1.1	9.5
Cash and cash equivalents	438.6	582.7	518.1

Total current assets	1,349.0	1,401.7	1,292.8

Total assets	2,533.1	2,426.8	2,256.7

EQUITY
Capital and reserves attributable to equity holders
Share capital	389.9	389.9	389.9
Own shares	(233.5)	(111.2)	(112.9)
Paid-in surplus	497.0	492.9	494.3
Equity reserve	110.7	110.7	110.7
Translation reserve	6.5	29.1	6.0
Retained earnings (Accumulated deficit)	77.0	(88.6)	(70.6)
Other reserves	(20.8)	(21.9)	(23.5)

Equity attributable to equity holders of the parent	826.8	800.9	793.9
Minority interest	9.2	18.1	14.0

Total equity	836.0	819.0	807.9
LIABILITIES
Non-current liabilities
Borrowings	404.9	386.6	382.5
Deferred income tax liabilities	34.6	35.6	29.1
Retirement benefit obligations	58.7	49.6	45.7
Other liabilities	47.3	35.8	35.7

Total non-current liabilities	545.5	507.6	493.0
Current liabilities
Trade and other payables	692.3	742.1	698.6
Construction contracts - amounts due to clients	327.3	197.6	201.7
Current income tax liabilities	111.7	157.3	52.3
Borrowings	20.3	3.2	3.2

Total current liabilities	1,151.6	1,100.2	955.8

Total liabilities	1,697.1	1,607.8	1,448.8

Total equity and liabilities	2,533.1	2,426.8	2,256.7

(1) These figures have been extracted from the transition to International Financial Reporting Standards publication.

(2)  As at August 31, 2008 a total of $11.2 million of claims or variation orders not formally agreed with or instructed by clients has been included in trade and other receivables.  This compares to $2.6 million and $nil million of such claims and variation orders included in trade and other receivables as at November 30, 2007 and August 31, 2007 respectively.

ACERGY S.A. AND SUBSIDIARIES
STATEMENT OF MOVEMENT OF RETAINED EARNINGS / (ACCUMULATED DEFICIT)
FOR NINE MONTHS ENDED AUGUST 31, 2008
(In $ millions)

Balance, November 30, 2007	(88.6)
Net income for nine months ended August 31, 2008	216.1
Dividends paid	(38.3)
Loss on sale of own shares	(12.2)

Balance, August 31, 2008	77.0

ACERGY S.A. AND SUBSIDIARIES
SEGMENTAL ANALYSIS
(In $ millions)

The Group has six reportable segments based on the geographic distribution of its activities as follows: the Acergy Africa and Mediterranean region covers activities in Africa and the Mediterranean; the Acergy Northern Europe and Canada region includes all activities in Northern Europe, Eastern Canada, Tunisia and Azerbaijan; the Acergy North America and Mexico region includes all activities in the United States, Mexico, Central America and Western Canada; the Acergy South America region incorporates activities in South America and the islands of the southern Atlantic Ocean; the Acergy Asia and Middle East region includes all activities in Asia Pacific, India and the Middle East (excluding the Caspian Sea) and including the SapuraAcergy joint venture.  The Acergy Corporate region includes all activities that serve more than one region.  These include the activities of the SHL and NKT joint ventures. Also included are assets which have global mobility including construction and flowline support ships, ROVs and other mobile assets that are not allocated to any one segment; management of offshore personnel; captive insurance activities; and Management and corporate services provided for the benefit of the whole group, including design engineering, finance and legal departments.

For the three months ended August 31, 2008	Acergy Africa & Mediterranean	Acergy Northern Europe & Canada	Acergy North America & Mexico	Acergy South America	Acergy Asia & Middle East	Acergy Corporate	Total

(in $ millions)
Net operating revenue(1)	233.4	278.7	1.2	191.2	48.4	0.4	753.3
Net operating income	20.7	100.1	0.3	3.2	6.8	21.5	152.6
Investment income							5.0
Other gains & losses							13.9
Finance costs							(9.9)

Net income before taxes from continuing operations							161.6

For the three months ended August 31, 2007	Acergy Africa & Mediterranean	Acergy Northern Europe & Canada	Acergy North America & Mexico(2)	Acergy South America	Acergy Asia & Middle East	Acergy Corporate	Total

(in $ millions)
Net operating revenue(1)	336.0	280.7	1.4	63.3	27.9	(0.1)	709.2
Net operating income/(loss)	55.9	59.6	(3.1)	(0.9)	(11.6)	16.6	116.5
Investment income							6.4
Other gains & losses							1.9
Finance costs							(7.7)

Net income before taxes from continuing operations							117.1

For the nine months ended August 31, 2008	Acergy Africa & Mediterranean	Acergy Northern Europe & Canada	Acergy North America & Mexico	Acergy South America	Acergy Asia & Middle East	Acergy Corporate	Total

(in $ millions)
Net operating revenue(1)	968.2	622.6	2.7	400.5	135.7	1.9	2,131.6
Net operating income	160.9	104.7	6.6	11.2	12.3	36.3	332.0
Investment income							13.6
Other gains & losses							9.9
Finance costs							(24.3)

Net income before taxes from continuing operations							331.2

For the nine months ended August 31, 2007	Acergy Africa & Mediterranean	Acergy Northern Europe & Canada	Acergy North America & Mexico(2)	Acergy South America	Acergy Asia & Middle East	Acergy Corporate	Total

(in $ millions)
Net operating revenue(1)	964.2	734.7	2.0	147.0	60.3	0.8	1,909.0
Net operating income/(loss)	119.7	131.2	(3.7)	(4.3)	(18.5)	24.7	249.1
Investment income							23.1
Other gains & losses							7.9
Finance costs							(22.3)

Net income before taxes from continuing operations							257.8

(1)

Three clients each individually accounted for more than 10% of the Group’s revenue from continuing operations for the quarter ended August 31, 2008. The revenue from these customers was $406.8 million and was attributable to Acergy Africa and Mediterranean, Acergy Northern Europe and Canada and Acergy South America regions. Three clients in the nine months period ended August 31, 2008 accounted for more than 10% of the Group’s revenue from continuing operations. The revenue from these clients was $1,119.8 million and was attributable to Acergy Africa and Mediterranean, Acergy Northern Europe and Canada and Acergy South America. In the quarter ended August 31, 2007, two clients accounted for more than 10% of the Group’s revenue from continuing operations. The revenue from these clients was $266.2 million for the quarter and was attributable to Acergy Africa and Mediterranean and Acergy Northern Europe and Canada regions. Two clients in the nine months period ended August 31, 2007 accounted for more than 10% of the Group’s revenue from continuing operations. The revenue from these clients was $758.9 million and was attributable to Acergy Africa and Mediterranean, Acergy Northern Europe and Canada and Acergy Asia and Middle East.

(2)	Losses / gains from discontinued operations are excluded.

The following information, attached herewith as Exhibit 99.2, was used by Acergy in connection with the earnings presentation for the third quarter ended August 31, 2008.

Overview

•

Strong quarterly results demonstrating consistent and successful execution of complex and technically challenging projects worldwide, such as Saxi Batuque (Angola), Sage Hot Tap (North Sea), Lui Hua (China) and Frade (Brazil)

•	Strong operational performance from project portfolio and improved tax rate delivered significant growth in earnings
•	Solid backlog, up 20% year on year
•	Confirmation of 2008 guidance
•	More encouraging signals from the market however, somewhat less visibility on 2009 vessel activity than at same point a year ago
•	Operationally and financially well positioned to capitalise on growth opportunities

Financial Highlights

	Three-Months Ended		Nine-Months Ended

In $ millions	August 31, 2008	August 31, 2007	August 31, 2008	August 31, 2007

	Unaudited	Unaudited	Unaudited	Unaudited
Continuing operations:
Net operating revenue	753.3	709.2	2,131.6	1,909.0
Net operating income	152.6	116.5	332.0	249.1
Income tax provision	(48.7)	(40.3)	(115.4)	(98.9)
Net income – continuing operations	112.9	76.8	215.8	158.9
Net income – discontinued operations	—	—	—	4.9
Net income – total group	112.9	76.8	215.8	163.8
Earnings per share – Diluted	0.58	0.38	1.14	0.82
Weighted-average number of common shares and common shares equivalents outstanding - Diluted	205.5	212.1	208.1	192.9

Cashflow Highlights

In $ millions	Three-Months Ended		Nine-Months Ended

	August 31, 2008		August 31, 2008

Net Income attributable to equity holders	112.3		216.1
Depreciation and amortisation	29.8		85.8
Other non cash items from operations	(2.3)		(11.6)
Changes in working capital	(12.6)		(66.1)

Net cash from operating activities		127.2		224.2

Capital expenditure	(76.8)		(192.7)
Proceeds from sale of assets	0.2		1.8
Advances to non consolidated JVs	(0.2)		(7.0)

Net cash from investing activities		(76.8)		(197.9)

New borrowings	6.3		6.3
Share buyback	—		(138.3)
Exercise of share options	0.7		3.7
Dividends paid to shareholders	(38.3)		(38.3)
Dividends paid to minority interests	(0.6)		(8.7)

Net cash from financing activities		(31.9)		(175.3)

Effect of exchange rate changes on cash		(9.7)		4.9

Change in cash and cash equivalents		8.8		(144.1)

Balance Sheet Highlights

In $ millions as at	August 31, 2008	November 30, 2007(a)	August 31, 2007
	Unaudited	Audited	Unaudited

Property, plant and equipment	918.2	814.2	788.7
Interest in associates	152.1	106.4	102.4
Trade and other receivables	514.7	506.4	424.2
Other accrued income and prepaid expenses	339.7	273.4	268.9
Cash and cash equivalents	438.6	582.7	518.1
Other assets	169.8	143.7	154.4

Total assets	2,533.1	2,426.8	2,256.7

Total equity	836.0	819.0	807.9

Borrowings	404.9	386.6	382.5
Trade and other payables	692.3	742.1	698.6
Construction contracts – amounts due to clients	327.3	197.6	201.7
Current income tax liabilities	111.7	157.3	52.3
Other liabilities	160.9	124.2	113.7

Total liabilities	1,697.1	1,607.8	1,448.8

Total equity and liabilities	2,533.1	2,426.8	2,256.7

(a) These figures have been extracted from the transition to International Financial Reporting Standards Publication.

Regional Business Performance

Acergy Africa and Mediterranean

•	As expected, lower activity levels during the quarter due to high level of planned dry-docks:

	•	Acergy Polaris commenced dry-dock, on schedule for year-end completion

	•	Acergy Legend and Acergy Hawk in dry-dock during the quarter

•	Good progress on major deepwater and conventional projects, including Saxi Batuque, EPC2B and Block 15

Regional Business Performance

Acergy Northern Europe and Canada

•	High levels of SURF and IMR activities; absence of trunkline revenue contribution in the region

•	Strong project performance on all regional projects, including significant progress on Marathon Volund, Sage Hot Tap and Tyrihans subsea installations

•	Near full vessel utilisation during the quarter

Regional Business Performance

Acergy North America and Mexico

•	Project management and engineering support for SURF project in Brazil – Frade

•	Perdido Project in ultra deepwater Gulf of Mexico remains in early stages

Regional Business Performance

Acergy South America

•	Good revenue contributions from SURF projects and the Mexilhao Trunkline Project

•	Petrobras obtained restricted environmental permit; Acergy Piper mobilised and commenced her offshore installation scope on the Mexilhao Trunkline Project

•	Resolution of claim pertaining to permit related delays progressing satisfactorily

•	Three ships on long term service arrangements achieved full utilisation

Regional Business Performance

Acergy Asia and Middle East

•	Higher activity, including completion of the Liu Hua Project

•	Good progress on other projects, including Van Gogh and Pluto

•	Sapura 3000 – first offshore installation phase on Kikeh Project successfully completed

Major Project Progression

Backlog Analysis

Summary

•	Strong financial and operational performance for the quarter:
• Revenue increased 6%
• Gross profit increased 25%
• Net income increased 47%
• EPS increased 53% to $0.58
•	Confirmation of 2008 guidance
•	Consistently delivering successful execution of complex and technically challenging projects
•	Continued good medium-term visibility worldwide
•	Operationally and financially well positioned to capitalise on growth opportunities

The information set forth above shall be deemed to be incorporated by reference into the prospectuses forming a part of our Registration Statements on Form S-8 (No. 33-85168, No. 333-9292, No. 333-74321, No. 333-124983 and No. 333-124997) and our Registration Statements on Form F-3 and Form F-3/A (No. 333-86288) and to be a part of such prospectuses from the date of the filing thereof.  The attached press release and earnings presentation shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Certain statements set forth above and contained in the press release and earnings presentation furnished pursuant to this Form 6-K may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “will,” “should,” “seek,” and similar expressions.  These statements include, but are not limited to, statements as to management remaining confident that we will achieve our guidance for 2008, statements as to activities in Northern Europe and Brazil, statements as to discussions regarding large projects in Asia and Nigeria, statements as to the revenues the Acergy Piper will generate for fiscal year 2008 on the Mexilhao Trunkline Project, statements as to management’s belief that the resolution of the claim pertaining to the permit related delays in the Mexilhao Trunkline Project is progressing satisfactorily, statements as to management’s belief that negotiations with Petrobras on risk reduction are progressing satisfactorily, statements as to the near term visibility on the trunkline market, statements as to the review of opportunities for the Acergy Piper, including stacking of the barge for a period of time, statements as to expectations of new vessels joining our fleet and the timing thereof, statements as to expectations regarding our backlog and pre backlog, statements contained in the “Outlook” section, including statements as to the macro drivers for our business, our visibility of future vessel activity, the medium and long-term fundamentals for our business remaining robust and us being well positioned to capitalize on anticipated market growth, and statements in the earnings presentation as to market visibility and signals from the market.  The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programs; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACERGY S.A.

Date: October 13, 2008	By:	/s/ Stuart Jackson

	Name:	Stuart Jackson
	Title:	Chief Financial Officer

Exhibit Index

99.1	Press Release dated October 8, 2008 Announcing Third Quarter Results

99.2	Earnings Presentation for Third Quarter Ended August 31, 2008